EXHIBIT 99

On August 6, 2007, Mr. Morgan terminated (the "Early Terminations") each of the three prepaid variable share forward contracts which he had entered into with an unrelated third party (the "Buyer") on August 9, 2005, November 10, 2006 and March 1, 2007, respectively, relating to an aggregate of 392,253 (split adjusted) shares of common stock of Celgene Corporation (the "Shares"). Under the terms of the Early Terminations, Mr. Morgan returned to the Buyer all of the prepayments he had received under such contracts and received all of the Shares that had been pledged to the Buyer to secure the Buyer's obligations under such contracts.

Immediately following the Early Terminations, on August 6, 2007, Mr. Morgan entered into a new prepaid variable share forward arrangement (the "Transaction") with the Buyer relating to the Shares. The Transaction is scheduled to settle on August 11, 2008 (the "Settlement Date"). The Transaction specifies a forward floor price of $60.79 per share and a forward cap price of $72.948 per share.

On the Settlement Date, Mr. Morgan will deliver to the Buyer (i) if the settlement price is less than the forward floor price, all of the Shares; (ii) if the settlement price is greater than or equal to the forward floor price, but less than or equal to the forward cap price, a number of shares equal to the product of (A) the Shares and (B) the forward floor price divided by the settlement price; and (iii) if the settlement price is greater than the forward cap price, a number of shares equal to the product of (A) the Shares and (B) the quotient of (x) the forward floor price plus the excess of the settlement price over the forward cap price and (y) the settlement price.

In lieu of delivering shares, Mr. Morgan may elect to settle the Transaction on the Settlement Date for cash. Mr. Morgan will receive a prepayment from the Buyer in the amount of $21,179,182.17 on August 9, 2007 in connection with entering the Transaction. Mr. Morgan has pledged all of the Shares to secure his obligations under the Transaction.